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                       [Letterhead of Citi Trends, Inc.]


January 5, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, NE
Washington, D.C. 20549
Attn: Peggy Kim

        Re: Citi Trends, Inc.
            Registration Statement on Form S-1
            Filed January 5, 2006
            File No. 333-130863


Dear Ms. Kim:

        Pursuant to Rule 473(c) of the Securities Act of 1933, as amended, the following delaying amendment shall be incorporated into the facing page of the Registration Statement on Form S-1 of Citi Trends, Inc., a Delaware corporation, filed with the Securities and Exchange Commission on January 5, 2006:

        "The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine."


                                                     Sincerely,

                                                     /s/ Thomas W. Stoltz
                                                     --------------------------
                                                     Thomas W. Stoltz
                                                     Chief Financial Officer